Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Management Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-206531) on Form S-8 of The Kroger Co. of our report dated June 28, 2017, with respect to the statements of net assets available for benefits of The Kroger Co. 401(k) Retirement Savings Account Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of The Kroger Co. 401(k) Retirement Savings Account Plan.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 28, 2017